Audited Consolidated Financial Statements as at December 31, 2004

Report of Independent Registered Chartered Accountants

                To the Shareholders of TransGlobe Energy Corporation:

                We have audited the consolidated balance sheets of TransGlobe Energy Corporation as at December 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

                 Independent Registered Chartered Accountants
                 Calgary, Alberta, Canada
                 February 18, 2005

                COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

                 The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the board of directors and shareholders on the consolidated financial statements of TransGlobe Energy Corporation dated February 18, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

                 Independent Registered Chartered Accountants
                 Calgary, Alberta, Canada
                 February 18, 2005

Consolidated Statements of Income and Deficit

(Expressed in thousands of U.S. Dollars)	Year Ended	Year Ended
	December 31, 2004	December 31, 2003
		(Restated Note 2)

REVENUE
Oil and gas sales, net of royalties	$31,630	$17,162
Other income	13	374
	31,643	17,536

EXPENSES
Operating	7,064	3,706
General and administrative	1,664	1,207
Stock-based compensation (Note 8g)	1,310	-
Foreign exchange loss	289	157
Interest	56	1
Depletion, depreciation and accretion	10,346	6,253
	20,729	11,324

Income before income taxes	10,914	6,212

Income taxes (Note 9)
- future	(285)	(2,448)
- current	5,280	2,755
	4,995	307
NET INCOME	5,919	5,905

Deficit, beginning of year	(6,393)	(12,298)
Retroactive application of changes in accounting policies
applied with restatement (Note 2a)	72	72

Deficit, beginning of year, as restated	(6,321)	(12,226)
Retroactive application of changes in accounting policies
applied without restatement (Note 2d)	(283)	-
Deficit, end of year	$(685)	$(6,321)

Net income per share (Note 11)
Basic	$0.11	$0.11
Diluted	$0.10	$0.11

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)	December 31, 2004	December 31, 2003
		(Restated Note 2)
ASSETS
Current
Cash and cash equivalents	$4,988	$4,452
Accounts receivable	6,029	2,383
Oil inventory	389	-
Prepaid expenses	274	161
	11,680	6,996
Property and equipment
Republic of Yemen (Note 3)	26,054	18,563
Canada (Note 4)	19,111	8,470
Arab Republic of Egypt (Note 5)	992	-
	46,157	27,033
Future income tax asset (Note 9)	2,299	1,572
Deferred financing costs (Note 6)	386	-
	$60,522	$35,601

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,841	$4,459

Asset retirement obligations (Note 7)	902	467
	9,743	4,926

Commitments and Contingencies (Note 13)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	47,296	36,996
Contributed surplus (Note 2d)	1,593	-
Cumulative translation adjustment (Note 2e)	2,575	-
Deficit	(685)	(6,321)
	50,779	30,675

	$60,522	$35,601

APPROVED BY THE BOARD

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)	Year Ended	Year Ended
	December 31, 2004	Decem ber 31, 2003
		(Restated Note 2)
CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$5,919	$5,905
Adjustments for:
Depletion, depreciation and accretion	10,346	6,253
Gain on sale of property and equipment	-	(363)
Amortization of deferred financing costs (Note 6)	35	-
Future income taxes	(285)	(2,448)
Stock-based compensation	1,310	-
Cash flow from operations	17,325	9,347
Changes in non-cash working capital (Note 10)	(4,259)	3,117
	13,066	12,464

FINANCING
Issue of share capital (Note 8)	10,006	2,270
Repurchase of share capital	-	(41)
Deferred financing costs (Note 6)	(421)	-
Changes in non-cash working capital (Note 10)	24	-
	9,609	2,229

INVESTING
Exploration and development expenditures
Republic of Yemen	(15,275)	(9,012)
Canada	(10,100)	(5,217)
Arab Republic of Egypt	(992)	-00
Proceeds on disposal of property and equipment	-	442
Changes in non-cash working capital (Note 10)	4,678	951
	(21,689)	(12,836)

Effect of exchange rate changes on cash and
cash equivalents	(450)	-

NET INCREASE IN CASH AND CASH EQUIVALENTS	536	1,857

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,452	2,595

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,988	$4,452

Notes to the Consolidated Financial Statements

Years Ended December 31, 2004 and December 31, 2003
(Expressed in U.S. Dollars, unless otherwise stated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                The Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (information prepared in accordance with generally accepted accounting principles in the United States is included in Note 15). In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

                Nature of Business and Principles of Consolidation
                The Company is engaged primarily in oil and gas exploration, development and production and the acquisition of properties. Such activities are concentrated in three geographic areas:

•	Block 32 and Block S-1 within the Republic of Yemen;
•	Nuqra Block 1 within the Arab Republic of Egypt; and
•	the Western Canadian Sedimentary Basin within Canada.

                Joint Ventures
                Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

                Currency Translation
                The accounts of the self-sustaining Canadian operations are translated using the current rate method, whereby assets and liabilities are translated at year end exchange rates, while revenues and expenses are translated using average annual rates. Translation gains and losses relating to the self-sustaining Canadian operations are included as a separate component of shareholders’ equity.

                Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statements of Income and Deficit.

                Measurement Uncertainty
                Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

                Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations, future income taxes, and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

                Revenue Recognition
                Revenues associated with the sales of the Company’s crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue.

                Income Taxes
                The Company records income taxes using the liability method. Under this method, future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

                Flow Through Shares
                The Company has financed a portion of its exploration and development activities in Canada through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recorded for the income tax amount related to the renounced deductions.

                Per Share Amounts
                Basic net income per share is calculated using the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that would occur if stock options were exercised. Diluted net income per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

                Cash and Cash Equivalents
                Cash includes actual cash held and short-term investments such as treasury bills with original maturity of less than three months.

                Inventories
                Product inventories are valued at the lower of average cost and net realizable value on a first-in, first-out basis.

                Property and Equipment
                The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

                Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves and determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

                Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

                Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 percent in a particular country, in which case a gain or loss on disposal is recorded.

                An impairment loss is recognized in net income if the carrying amount of a country (cost centre) is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment is the amount by which the carrying amount exceeds the sum of:

i.	the fair value of proved plus probable reserves; and
ii.	the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

                Furniture and fixtures are depreciated at declining balance rates of 20 to 30 percent.

                Capitalization of Costs
                Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

                Amortization of Deferred Financing Costs
                Deferred financing costs are charged to expense over the term of the related loan facility.

                Asset Retirement Obligations
                The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Asset retirement costs for natural gas and crude oil assets are amortized using the unit-of-production method.

                Amortization of asset retirement costs are included in depreciation, depletion and accretion on the Consolidated Statements of Income and Deficit. Increases in the asset retirement obligation resulting from the passage of time are recorded as depletion, depreciation and accretion in the Consolidated Statements of Income and Deficit. Actual expenditures incurred are charged against the accumulated obligation.

                Stock-based Compensation
                The Company records compensation expense in the Consolidated Financial Statements for stock options granted to employees and directors using the fair value method. Fair values are determined using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period.

2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES

                a) Asset Retirement Obligations
                Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3110, “Asset Retirement Obligations”. The new recommendations require the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion expense which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying asset.

                The Company previously estimated future site restoration costs based on current regulations, costs, technology and industry standards. The costs were recorded into income using the unit-of-production method and accumulated a liability on the Consolidated Balance Sheet. Upon adoption, all prior periods have been restated for the change in accounting policy. The impact was as follows:

                Consolidated Balance Sheet - as at December 31, 2003

(000’s)	As Reported	Change	As Restated
Assets
Net property and equipment	$ 26,646	$ 387	$ 27,033
Liabilities and shareholders’ equity
Asset retirement obligations	-	467	467
Provision for site restoration and
abandonment	153	(153)	-
Deficit	(6,393)	72	(6,321)

                Consolidated Statements of Income and Deficit

	Year ended December 31, 2003
(000’s)	As Reported	Change	As Restated
Depletion, depreciation and accretion	$ 6,253	$ -	$ 6,253
Net income	5,905	-	5,905

                b) Property and Equipment
                 Effective January 1, 2004 the Company adopted Accounting Guideline 16, “Oil and Gas Accounting - Full Cost” (“AcG-16”), which replaces Accounting Guideline 5, “Full Cost Accounting in the Oil and Gas Industry”. AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, “Impairment of Long-lived Assets”. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre’s use and eventual disposition. If the carrying value is unrecoverable the cost centre is written down to its fair value. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. The adoption of AcG-16 had no effect on the Company’s financial results.

                c) Impairment of Long-lived Assets
                 Effective January 1, 2004 the Company adopted CICA section 3063, “Impairment of Long-lived Assets”, which had no effect on the consolidated financial statements.

                d) Stock-based Compensation
                 Effective January 1, 2004 the Company adopted the new accounting standard of CICA section 3870, “Stock-based Compensation and Other Stock-based Payments”, retroactively without restatement of prior periods. This Canadian accounting standard requires the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors since January 1, 2002.

                This change resulted in an increase to opening deficit of $283,000, an increase to contributed surplus of $283,000 and a non-cash expense of $1,310,000 in 2004.

                e) Currency Translation
                 As a result of the increase in cash flow from Canadian operations, the Company reviewed its accounting practices for operations in Canada and determined that such operations are self-sustaining. The accounts of the self-sustaining Canadian operations are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using average rates for the period. Translation gains and losses relating to the operations are deferred and included as a separate component of shareholders’ equity.

                Previously, Canadian operations were considered to be integrated and were translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period end exchange rate, other assets and liabilities at the historical rates and revenues and expenses at the average monthly rates except depreciation, depletion and amortization, which were translated on the same basis as the related assets.

                This change in accounting practice was adopted prospectively beginning October 1, 2004 and resulted in an increase in property and equipment of $1,885,000, future income tax asset of $43,000 and an increase in the asset retirement obligation of $87,000, all of which resulted in a net operating foreign currency translation adjustment of $1,841,000. For the period from October 1, 2004 to December 31, 2004, the translation gain was $734,000 which was recorded to the foreign currency translation adjustment account.

                f) Accounting for Derivate Instruments and Hedging Activities
                 The Canadian Institute of Chartered Accountants (“CICA”) modified Accounting Guideline 13 (“AcG 13”) “Hedging Relationships”, effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, “Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments” to require that all derivative instruments that do not qualify as a hedge under AcG 13, or are not designated as a hedge, be recorded in the balance sheet as either an asset or liability with changes in fair value recognized in earnings. If a derivative financial instrument qualifies as a hedge under AcG 13 then the change in fair value of the financial instrument is recognized in earnings in the same period as the hedged item. AcG-13 has essentially the same criteria to be satisfied before the application of hedge accounting is permitted as the corresponding requirements of the Financial Accounting Standards Board (“FASB”) Statement No. 133. “Accounting for Derivative Instruments and Hedging Activities”(“FAS 133”).

                The adoption of AcG-13 had no effect on the Company’s financial results.

3. PROPERTY AND EQUIPMENT - REPUBLIC OF YEMEN

(000’s)	2004	2003
Oil and gas properties
- Block 32	$21,651	$17,954
- Block S-1	24,782	12,650
- Other	115	82
Accumulated depletion and depreciation	(20,494)	(12,123)
	$26,054	$18,563

                The Company commenced production on Block 32 in November 2000. The Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five year extension. The Yemen Ministry of Oil and Minerals approved the Development Plan and Development Area for the Block S-1 PSA in October 2003 which will have a 20 year term with provision for a five year extension. Major development project costs in the amount of $Nil in 2004 ($11,684,000 - 2003) were excluded from costs subject to depletion and depreciation representing a portion of the costs incurred in Block S-1. During the year the Company capitalized overhead costs relating to exploration and development activities of $301,000 (2003 - $240,000).

                Block 32 (13.81087% working interest)
                The PSA provides for the Ministry of Oil and Mineral Resources (“MOM”) in the Republic of Yemen to receive a royalty of 3% (10% over 25,000 barrels of oil per day (“Bopd”)) of gross production with the remaining 97% of production split between cost recovery oil and production sharing oil. Cost recovery oil is up to a maximum of 60% of 97% of the production limited to operating costs and allocated recoverable exploration and development expenditures as outlined in the PSA. Cost recovery oil is 100% for the account of the Block 32 Contractor (Joint Venture Partners) to recover operating costs and exploration and development expenditures. The remaining production sharing oil is shared 65% by MOM and 35% by the Block 32 Contractor which is further shared 5% Yemen Oil Company (“YOC”)/95% Block 32 Contractor. These terms remain in place as long as proved recoverable reserves do not exceed 30 million barrels of oil (gross) or production of 25,000 Bopd.

                Block S-1 (25% working interest)
                 The PSA provides MOM with a sliding scale royalty of 3%-10% based on daily oil production between 0-100,000 Bopd with the remaining production split between cost recovery oil and production sharing oil. Cost recovery oil is up to a maximum of 50% of after royalty production limited to operating costs and allocated recoverable exploration and development expenditures, as outlined in the PSA, to be utilized 100% by the Block S-1 Contractor. The balance of the revenue is allocated to production sharing oil and is shared 65%-80% by MOM and 35%-20% by the Block S-1 Contractor (which is further shared 17.5% YOC/82.5% Block S-1 Contractor) based on the production level.

4. PROPERTY AND EQUIPMENT - CANADA

(000’s)	2004	2003
Oil and gas properties	$23,444	$10,127
Furniture and fixtures	366	250
Accumulated depletion and depreciation	(4,699)	(1,907)
	$19,111	$8,470

                During the year the Company capitalized overhead costs relating to exploration and development activities of $278,000 (2003 - $206,000).

5. PROPERTY AND EQUIPMENT - ARAB REPUBLIC OF EGYPT

(000’s)	2004	2003
Oil and gas properties	$989	$-
Furniture and fixtures	3	-
	$992	$-

                The Company capitalized general and administrative costs relating to the start-up of TransGlobe Petroleum Egypt Inc. of $448,000 (2003 - $Nil). The remaining costs related to geological and geophysical activity.

6. LONG-TERM DEBT

                The Company has a $7,000,000 loan facility which expires May 2006. The loan facility bears interest at the Eurodollar Rate plus four percent and is secured by a first fl oating charge debenture over all assets of the Company, a general assignment of book debts and certain covenants, among other things. At December 31, 2004 $Nil (2003 - $Nil) was drawn on these loan facilities.

                During the year the Company spent $421,000 to secure the new loan facility, of which $35,000 has been amortized to the income statement and $386,000 has been deferred and will be amortized to income over the initial term of the loan facility.

7. ASSET RETIREMENT OBLIGATIONS

                The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

(000’s)	2004	2003
Asset retirement obligations, beginning of year	$467	$250
Liabilities incurred during period	274	200
Liabilities settled during period	-	-
Accretion	34	17
Foreign exchange loss	127	-
Asset retirement obligations, end of year	$902	$467

                At December 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $1,331,000 (2003 - $792,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

8. SHARE CAPITAL

                a)  Authorized

                The Company is authorized to issue an unlimited number of common shares with no par value.

                b)  Issued

	Number
(000’s)	of shares	Amount
Balance, December 31, 2002	51,495	$35,643
Exercise of stock options (f)	985	217
Repurchase of share capital (c)	(100)	(41)
Private placement net of issue costs (d)	1,363	2,053
Future tax effect of flow through shares (d)	-	(876)
Balance, December 31, 2003	53,743	36,996
Exercise of stock options (f)	523	164
Bought deal financing net of issue costs (e)	2,530	8,557
Bought deal financing over-allotment net of issue costs (e)	380	1,285
Future tax effect of bought deal financing costs (e)	-	294
Balance, December 31, 2004	57,176	$47,296

                c) In March 2003, the Company repurchased 100,000 shares at C$0.60 and cancelled the shares pursuant to a normal course issuer bid approved in December 2002. The normal course issuer bid terminated December 8, 2003.

                d) In December 2003, the Company issued 1,363,637 flow through common shares in a private placement at C$2.20 per share for net proceeds of US$2,053,005. Insiders of the Company subscribed for 65,000 shares. The terms of the flow through shares provide that the Company renounce Canadian tax deductions in the amount of C$3,000,001 to the subscribers with the entire amount to be expended by the Company by December 31, 2004. As described in Note 1, share capital is reduced and future income taxes are increased by the estimated amount of the future income taxes payable by the Company ($875,775) as a result of renouncing the expenditures to subscribers.

                e) In November 2004, the Company issued 2,530,000 common shares in a bought deal financing at C$4.35 per share for net proceeds of US$8,557,000. In December 2004, the Company issued an additional 379,500 shares as part of the over-allotment of the bought deal financing in November 2004 at C$4.35 per share for net proceeds of US$1,285,000. The issue costs were $848,686 for the bought deal financing and over-allotment. Share capital is increased and future income tax asset increased by the estimated future income taxes recoverable by the Company for the share issue expenses.

                f) Stock Options
                 The Company adopted a new stock option plan in May 2004 (the “Plan”). The maximum number of common shares to be issued upon the exercise of options granted under the Plan is 5,718,000 common shares. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant and vest as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date. Effective February 1, 2005, all new grants of stock options will vest one-third on each of the first, second and third anniversaries of the grant date.

	2004		2003
	Number	Weighted-	Number	Weighted-
	of	Average	of	Average
(000’s except per share amounts)	Options	Exercise Price	Options	Exercise Price
Options outstanding at beginning of year	2,760	$ 0.36	3,625	$ 0.32
Granted	1,225	$ 2.57	120	$ 0.47
Exercised	(523)	$ 0.28	(985)	$ 0.22
Expired	-	-	-	-

Options outstanding at end of year	3,462	$ 1.15	2,760	$ 0.36

Options exercisable at end of year	2,787	$ 0.79	2,640	$ 0.36

                The following table summarizes information about the stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
	Number	Weighted-			Weighted-
	Out-	Average	Weighted-	Number	Average	Weighted-
Range of	standing	Remaining	Average	Exercisable	Remaining	Average
Exercise	at Dec.31,	Contractual	Exercise	at Dec. 31,	Contractual	Exercise
Prices	2004	Life	Price	2004	Life	Price
	(000’s)			(000’s)
C$0.73	667	0.6	C$0.73	667	0.6	C$0.73
C$0.55	200	1.4	C$0.55	200	1.4	C$0.55
C$0.39	40	1.8	C$0.39	40	1.8	C$0.39
C$0.50	1,260	2.3	C$0.50	1,260	2.3	C$0.50
C$0.63	70	3.5	C$0.63	70	3.5	C$0.63
C$3.40	150	4.0	C$3.40	75	4.0	C$3.40
C$3.26	870	4.2	C$3.26	435	4.2	C$3.26
C$3.43	80	4.3	C$3.43	40	4.3	C$3.43
US$3.25	100	4.7	US$3.25	-	-	-
C$4.50	25	4.9	C$4.50	-	-	-
	3,462	2.6	US$1.15	2,787	2.2	US$0.79

                g) Stock-based Compensation
                Effective January 1, 2004 and as described in Note 2, the Company adopted CICA section 3870 retroactively without restatement whereby the fair value of all stock options granted after January 1, 2002 are estimated on the date of grant using the Black-Scholes option-pricing model. Compensation expense of $1,310,000 has been recorded in the Consolidated Statements of Income and Deficit in 2004 (2003 - $Nil). If the Company would have adopted CICA section 3870 retroactively with restatement, net income would have decreased $143,000 in 2003 to $5,762,000 and net income per share basic and diluted would be unchanged. The weighted average fair market value of stock options granted during the year and assumptions used in their determination are as noted below:

	2004	2003
Weighted average fair market value per option (Cdn$)	1.84	0.19
Risk free interest rate (%)	5.17	5.40
Expected lives (years)	4.00	2.50
Expected volatility (%)	66.37	97.01
Dividend per share	0.00	0.00

                Prior to January 1, 2004 the Company accounted for its stock-based compensation plan using the intrinsic-value of the options granted whereby no costs have been recognized in the financial statements for stock options granted to employees and directors at the date of grant.

9. INCOME TAXES

                The Company’s future Canadian income tax assets are as follows:

(000’s)	2004	2003
Temporary differences related to:
Oil and gas properties	$2,154	$2,142
Non-capital losses carried forward	457	965
Share issue expenses	287	107
Valuation allowance	(599)	(1,642)
	$2,299	$1,572

                The Company has deductible temporary differences of C$1,520,000 related to non-capital losses carried forward and C$7,344,000 related to income tax pools in excess of the carrying value of the Company’s Canadian property and equipment. The Company also has $12,700,000 of income tax losses in the United States of America. The Canadian losses carried forward expire between 2007 and 2009 and the United States of America losses carried forward expire between 2006 and 2020. In total, these temporary differences would generate a future income tax asset of C$3,483,000 on Canadian operations. A valuation allowance of C$720,000 has been recorded to reduce this amount to the amount which is considered to be more likely than not to be recovered.

                Current income taxes in the amount of $5,280,000 (2003 - $2,755,000) represents income taxes of $5,269,000 incurred and paid under the laws of the Republic of Yemen pursuant to the PSA on Block 32 and Block S-1 and $11,000 paid in Canada.

                The provision for income taxes has been computed as follows:

(000’s)	2004	2003
Computed Canadian expected income tax
expense at 38.87% (2003 - 40.62%)	$4,301	$2,523
Non-deductible Crown charges (net of ARTC)	261	96
Resource allowance	(180)	(62)
Non-deductible stock-based compensation expense	509	-
Different tax rates in the Republic of Yemen	945	328
Future income tax assets not previously recognized	(1,083)	(2,448)
Other differences	242	(130)
	$4,995	$307

10. SUPPLEMENTAL CASH FLOW INFORMATION

(000’s)	2004	2003

Operating activities
Decrease (increase) in current assets
Accounts receivable	$(3,896)	$1,335
Prepaid expenses	(113)	(72)
Oil inventory	(180)	-
Increase (decrease) in current liabilities
Accounts payable	(70)	1,854
	$(4,259)	$3,117

Investing activities
Decrease (increase) in current assets
Accounts receivable	$250	$(735)

Increase (decrease) in current liabilities
Accounts payable	4,428	1,686
	$4,678	$951

Financing activities
Increase (decrease) in current liabilities
Accounts payable	$24	$-
	$24	$-

Interest paid	$56	$1

Taxes paid	$5,280	$2,755

11. NET INCOME PER SHARE

                In calculating the net income per share basic and diluted, the following weighted average shares were used:

(000’s)	2004	2003
Weighted average number of shares outstanding	54,388	52,071
Shares issuable pursuant to stock options	3,445	3,066
Shares to be purchased from proceeds of stock options under
treasury stock method	(1,114)	(1,358)
Weighted average number of diluted shares outstanding	56,719	53,779

                The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the year ended December 31, 2004, we excluded 125,000 options (2003 - nil) because their exercise price was greater than the annual average common share market price in this period.

12. SEGMENTED INFORMATION

                In 2004 the Company had oil and natural gas production in two geographic segments, the Republic of Yemen and Canada, and start-up operations in a third geographic segment, the Arab Republic of Egypt. The property and equipment in each geographic segment are disclosed in Notes 3, 4 and 5.

                The results of operations for the year ended December 31, 2004 are comprised of the following:

	Republic of
(000’s)	Yemen	Canada	Total
REVENUE
Oil and gas sales, net of royalties	$ 24,966	$ 6,664	$ 31,630

EXPENSES
Operating	5,449	1,615	7,064
Depletion, depreciation and accretion	8,162	2,184	10,346
Segmented operations	$ 11,355	$ 2,865	14,220
Other income			13
			14,233
General and administrative			1,664
Stock-based compensation			1,310
Foreign exchange loss			289
Interest			56
Income taxes (Note 9)			4,995
NET INCOME			$ 5,919

                In the Republic of Yemen, the Company sold all of its 2004 Block 32 production to one purchaser and all of its 2004 Block S-1 production to another single purchaser. In Canada, the Company sold primarily all of its 2004 gas production to one purchaser and primarily all of its 2004 oil production to another single purchaser.

                The results of operations for the year ended December 31, 2003 are comprised of the following:

	Republic of
(000’s)	Yemen	Canada	Total
REVENUE
Oil and gas sales, net of royalties	$ 14,625	$ 2,537	$ 17,162

EXPENSES
Operating	3,012	694	3,706
Depletion, depreciation and accretion	5,516	737	6,253
Segmented operations	$ 6,097	$ 1,106	7,203
Other income (includes a gain on sale of property
and equipment in the United States of America
of $363,000)			374
			7,577
General and administrative			1,207
Foreign exchange loss			157
Interest			1
Income taxes (Note 9)			307
NET INCOME			$ 5,905

                In the Republic of Yemen, the Company sold all of its 2003 production to one purchaser. In Canada, the Company sold primarily all of its 2003 gas production to one purchaser and primarily all of its 2003 oil production to another single purchaser.

13. COMMITMENTS AND CONTINGENCIES

                The Company is committed to office and equipment leases over the next five years as follows:

2005	$ 191,000
2006	243,000
2007	235,000
2008	328,000
2009	348,000

                In 2004, the Company entered into a one year fixed price contract to sell 10,000 barrels of oil per month in Block 32, Yemen commencing July 1, 2004 at $33.90 per barrel for Dated Brent plus or minus the Yemen Government’s official selling price differential.

                Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

                Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million over the next 5 years to earn its 50% working interest. As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 to Ganoub El Wadi Holding Petroleum Company which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada.

14. FINANCIAL INSTRUMENTS

                Carrying values of financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these amounts.

                The Company has foreign exchange risk due to the fact that it operates using other than United States currency. The Company has commodity price risk associated with its sale of crude oil and natural gas.

                The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
       PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

                The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP or Cdn. GAAP) which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP).

                a) Full Cost Accounting
                 The full cost method accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairment exists. However, in Canada, the impaired amount is measured using the fair value of reserves.

                There are no impairment charges under Canadian GAAP or U.S. GAAP.

                b) Stock-based Compensation
                 The Company has a stock-based compensation plan as more fully described in Note 8. Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors since January 1, 2002. For U.S. GAAP, the Company uses the intrinsic value method of accounting for stock options granted to employees and directors whereby no costs are recognised in the financial statements, per APB opinion No. 25 as interpreted by FASB Interpretation No. 44.

                The effect of applying this provision to the Company’s U.S. GAAP financial statements results in a decrease to stock-based compensation in 2004 by $1,310,000 and a corresponding decrease to the contributed surplus account. Also, the deficit would decrease by $283,000 in 2004 with a corresponding decrease to the contributed surplus account relating to the 2004 adoption entry for Canadian GAAP that is not required for U.S. GAAP.

                Had compensation expense been determined based on fair value at the grant dates for the stock options grants consistent with the method under SFAS No. 123, the pro forma effect on the Company’s net income under U.S. GAAP would be as follows:

(000’s except per share amounts)	2004	2003
Compensation costs	$1,310	$143
Net Income (U.S. GAAP)
As reported	$7,229	$5,101
Pro forma	$5,919	$4,958

Net Income per share (U.S. GAAP)
As reported
- basic	$0.13	$0.10
- diluted	$0.13	$0.09
Pro forma
- basic	$0.11	$0.09
- diluted	$0.10	$0.09

                c) Future Income Taxes
                 The Company records the renouncement of tax deductions related to flow through shares by reducing share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. U.S. GAAP requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s financial statements would result in an increase in income tax expense and future tax liability by $Nil in 2004, $876,000 in 2003, $67,000 in 2002 and $335,000 in 2000 representing the tax effect of the flow through shares and a corresponding increase to share capital and decrease to future tax liability by $Nil in 2004, $876,000 in 2003, $67,000 in 2002 and $335,000 in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

                Under U.S. GAPP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The effect of this change between Canadian and U.S. GAAP would result in an increase in future income tax expense and future tax liability of $231,000 in 2004, $592,000 in 2003 and $Nil in 2002 representing the higher enacted tax rates over the substantively enacted tax rates and a corresponding reduction in future income tax expense and future tax liability of $231,000 in 2004, $592,000 in 2003 and $Nil in 2002 to record an additional valuation allowance against the increased tax asset.

                d) Foreign Currency Translation Adjustments and Other Comprehensive Income
                 U.S. GAAP requires gains or losses arising from the translation of self-sustaining operations to be included in other comprehensive income. Canadian GAAP requires these amounts to be recorded in a separate component of Shareholders’ Equity. Other comprehensive income arose from the translation adjustment resulting from the translation of Canadian currency financial statements into U.S. dollars under FAS 52. At December 31, 2004, accumulated other comprehensive income related to these items was a gain of $2,575,000 of which $1,841,000 represents the translation adjustment resulting from the Canadian operations becoming a self-sustaining operation effective October 1, 2004.

                e) Asset Retirement Obligation
                 The Company adopted the Canadian accounting standard for asset retirement obligations, as outlined in the CICA section 3110. This standard is equivalent to U.S. FAS 143, Accounting for Asset Retirement Obligations, which was effective for fiscal periods beginning on or after January 1, 2003. The Company adopted the Canadian standard effective January 1, 2004 which eliminated the U.S. GAAP reconciling item in respect to accounting for the obligation, however a difference is created on how the transition amounts are disclosed.

                For US GAAP, FAS 143 was adopted January 1, 2003 and required the cumulative impact of the change in accounting policy to be presented in the 2003 Income Statement and that prior periods not be restated prior to 2003. For Canadian GAAP, all prior periods were restated. The effect of applying the different transition provision to the Company’s consolidated financial statements would result in net income under U.S. GAAP in 2003 being reduced by $72,000 for the cumulative effect of the change in accounting policy and no opening deficit adjustment in 2003.

                f) Escrowed Shares
                 For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 188,000 escrow shares were released resulting in an increase in share capital of $833,000 with the offset to deficit.

                g) Cash Flows
                 Under Canadian GAAP, reporting entities are permitted to present a sub-total prior to changes in non-cash working capital within operating activities. This information is perceived to be useful information for various users of the financial statements and is commonly presented by Canadian public companies. Under U.S. GAAP, this sub-total is not permitted to be shown and would be removed in the statements of cash flows for all periods presented.

                h) Consolidated Balance Sheets
                 Had the Company followed US GAAP, asset and liability sections of the balance sheet would not have changed from Canadian GAAP to U.S. GAAP.

                Had the Company followed U.S. GAAP, the shareholders’ equity would have been reported as follows:

	2004		2003
(000’s)	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Share capital (c, f)	$ 47,296	$ 49,407	$ 36,996	$ 39,107
Contributed surplus (b)	1,593	-	-	-
Cumulative translation adjustment (d)	2,575	-	-	-
Accumulated other comprehensive income (d)	-	2,575	-	-
Deficit (b, c, f)	(685)	(1,203)	(6,321)	(8,432)
	$ 50,779	$ 50,779	$ 30,675	$ 30,675

                The reconciling items between share capital and deficit for Canadian and United States of America GAAP are $833,000 related to escrowed shares and $1,278,000 related to flow through shares. The reconciling items between contributed surplus and deficit for Canadian and U.S. GAAP are $283,000 for the adoption of stock-based compensation under Canadian GAAP and $1,310,000 for the 2004 stock-based compensation expense under Canadian GAAP, which is not expensed under U.S. GAAP APB Opinion No. 25 as interpreted by FASB Interpretation No. 44.

                i) Consolidated Statements of Income and Deficit
                 Had the Company followed U.S. GAAP, the statement of income would have been reported as follows:

(000’s, except per share amounts)	2004	2003
Net income for the year under Canadian GAAP	$5,919	$5,905
Adjustments, before income taxes:
Stock-based compensation (b)	1,310	-
Future income tax expense (c)	-	(876)
Net income before change in accounting policy - U.S. GAAP	7,229	5,029
Cumulative effect of change in accounting policy - U.S. GAAP (e)	-	72
Net income U.S. GAAP	7,229	5,101
Deficit, beginning of year - U.S. GAAP	(8,432)	(13,533)
Deficit, end of year - U.S. GAAP	$(1,203)	$(8,432)

Net income per share under U.S. GAAP
- Basic	$0.13	$0.10
- Diluted	$0.13	$0.09

j) Statement of Other Comprehensive Income

(000’s)	2004	2003
Net income - U.S. GAAP	$7,229	$5,101
Currency translation adjustment (d)	734	-
Other comprehensive income	$7,963	$5,101

                k) Recent Accounting Pronouncements
                 In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, Inventory Costs. This statement amends ARB 43 to clarify that:

•	abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges; and

•	requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities.

                The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement will have any material impact on our results of operations or financial position.

                In December 2004, the FASB issued Statement 123(R), Share-Based Payments. This statement revises Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees.

                Statement 123(R) requires all stock-based awards issued to employees to be measured at fair value and to be expensed in the income statement. This statement is effective for reporting periods beginning after June 15, 2005.

                We are currently expensing stock options issued to employees and directors using the intrinsic value method for U.S. GAAP. Adoption of the fair value method under FASB Statement 123(R) will have an undertermined effect on our results of operations and financial position.

                In December 2004, the FASB issued Statement 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29, Accounting for Nonmonetary Transactions. This amendment eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under Statement 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement will not have any material impact on our results of operation or financial position.